UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E. 1-7-03
333-75899

03017300

March 7, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2003

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

Eric B. Brown
Senior Vice President, General Counsel
and Secretary
Transocean Inc.
Post Office Box 2765
Houston, TX 77252-2765

Re: Transocean Inc.
Incoming letter dated January 7, 2003

Dear Mr. Brown:

This is in response to your letter dated January 7, 2003 concerning a shareholder proposal submitted to Transocean by the AFL-CIO Reserve Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dieter Waizenegger
AFL-CIO
815 Sixteenth St., N.W.
Washington, DC 20006

Transocean

ERIC B. BROWN
SENIOR VICE PRESIDENT, GENERAL COUNSEL
CORPORATE SECRETARY

TRANSOCEAN INC.
POST OFFICE BOX 2765
HOUSTON, TEXAS 77252-2765

RECEIVED
2003 JAN -8 PM 3:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 7, 2003

Via Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Transocean Inc.; Request for Exclusion from Proxy Materials of Shareholder Proposal by the AFL-CIO

Ladies and Gentlemen:

Transocean Inc., a Cayman Islands corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2003 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (the "Proposal") submitted by the AFL-CIO (the "Proponent") to the Company. We request that the Division of Corporation Finance (the "Staff") affirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would request that the Staff send its response to this request by February 14, 2003.

The Company believes that the Proposal (attached as Exhibit A) may be excluded from the Proxy Materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f) because the Proponent has not furnished evidence that it has owned its shares for at least one year by the time the Proponent submitted the Proposal. All other correspondence between the Company and the Proponent is attached hereto as Exhibit B. Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal and must continue to hold such securities through the date of the meeting. The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent has not held voting securities for the required period. See e.g., Lucent Technologies Inc. (November 18, 2002).

The Company received the Proposal dated November 27, 2002, by facsimile on November 27th. Noting that the Proponent had failed to include the necessary support establishing its eligibility to submit a proposal, the Company sent a letter dated December 10, 2002 by

(713) 232-7600 FAX (713) 232-7608 OFFICE ebrown@houston.deepwater.com

certified mail to the Proponent requesting verification that the Proponent met the eligibility requirements. Thereafter, the Company received the Proponent's letter dated December 18, 2002 enclosing a copy of a letter from the Amalgamated Bank dated December 13, 2002. Contrary to the Proponent's assertion, the bank's letter does **not** confirm that the Proponent has held its shares continuously for at least one year preceding the proposal submission date. The letter confirms that the Proponent held 200 shares of the Company since December 28, 2001, thus establishing that the Proponent held its shares for only approximately eleven months at the proposal submission date. Accordingly, the Proponent has failed to meet the necessary requirements.

For the reasons set forth above, the Company believes that the Proposal may be omitted from its Proxy Materials in accordance with Rules 14a-8(b) and 14a-8(f) because the Proponent has not satisfied the eligibility requirements under such rules. If the Staff disagrees with our conclusion that this Proposal may be omitted from the Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, prepaid envelope. If you have any questions regarding this matter, please feel free to contact me at 713-232-7608.

Very truly yours,

Eric B. Brown
Senior Vice President, General Counsel
and Secretary
Transocean Inc.

Enclosures

cc: Deiter Waizenegger, AFL-CIO w/ enclosures

American Federation of Labor and Congress of Industrial Organizations

EXHIBIT A

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

November 27, 2002

By Facsimile and UPS Next Day Air

Eric B. Brown
Secretary
Transocean Inc.
4 Greenway Plaza
Houston, TX 77046

Dear Mr. Brown:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2002 proxy statement of Transocean Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Dieter Waizenegger at (202) 637-3900.

Sincerely,

William Patterson
Director, Office of Investment

Enclosure

RESOLVED: The shareholders of Transocean Inc. ("Transocean" or the "Company") hereby request the Board of Directors to take all necessary measures to change the Company's jurisdiction of incorporation from the Cayman Islands to one of the states of the United States.

SUPPORTING STATEMENT

In 1999 the Company reincorporated itself from Delaware to the Cayman Islands in part to obtain more favorable tax treatment and more flexibility in conducting its business. Recently several companies, including Tyco International and Global Crossing, changed their jurisdiction of incorporation from the U.S. to tax havens, which has brought significant attention to the lack of investor protection in these jurisdictions.

We believe that Transocean should be incorporated in the U.S. because the disadvantages of incorporation in the Cayman Islands outweigh any potential tax savings or operational flexibilities. In our view, reincorporation in the U.S. would improve Transocean's corporate governance and reassure its investors that they enjoy the necessary legal safeguards.

Since the time that Transocean shareholders were asked to approve the Cayman Islands incorporation, significant political attention has focused on U.S. corporations seeking to reincorporate in off-shore tax havens. Individual Members of Congress have called reincorporation "unpatriotic" at a time when domestic companies and workers are being asked to finance the war against terrorism with their tax dollars. In June 2002, the Senate Finance Committee passed a bill to treat reincorporating companies as U.S. firms for tax purposes, thus negating the perceived tax benefits. A similar House bill had over 140 co-sponsors. We anticipate that the issue will resurface in 2003.

Reincorporation is troubling as well to some institutional investors. The State Treasurer of California has proposed that public pension funds should not invest in companies incorporated in off-shore tax havens. Press reports indicate that other state treasurers may follow his lead. In addition, the California Public Employees' Retirement System recently decided to back several shareholder proposals asking companies to reincorporate from tax haven jurisdictions to the United States.

These developments are in addition to the risks that we perceive for shareholders under a Cayman Islands reincorporation. Unlike U.S. corporate law, Cayman Islands law does not generally allow shareholders to sue officers and directors on behalf of the corporation in "derivative suits" for breach of fiduciary duty, corporate waste, and actions in violation of applicable law, among other things. We believe that shareholder derivative suits are a critical mechanism for remedying breaches of fiduciary duty.

The obstacles that Cayman Islands law poses to shareholder derivative suits can reduce management accountability to shareholders. We view the fact that shareholders may pursue derivative claims as an important deterrent against misconduct by executives.

Moreover, a company's jurisdiction of incorporation may affect the enforceability of certain judgments and liabilities. With Transocean reincorporated in the Cayman Islands, it may be difficult for shareholders who file suit in the United States to effect service of process and to enforce judgments obtained in such litigation in the Cayman Islands.

For these reasons, we urge you to vote FOR this proposal.

EXHIBIT B

Transocean

RECEIVED

2003 JAN -8 PM 3:39

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ERIC B. BROWN
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND
CORPORATE SECRETARY

TRANSOCEAN INC.
POST OFFICE BOX 2765
HOUSTON, TEXAS 77252-2765

December 10, 2002

BY CERTIFIED MAIL

Dieter Waizenegger
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Waizenegger:

Transocean Inc. (the "Company") is in receipt of a letter from the AFL-CIO Reserve Fund (the "Fund") dated November 27, 2002 pursuant to which the Fund sets forth its intention to present a proposal at the Company's 2003 annual meeting of shareholders and requests inclusion of the proposal in the Company's proxy statement for such meeting.

The requirements for submitting a shareholder proposal for inclusion in the Company's 2003 proxy statement are set forth in Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. It appears that the Fund's submission does not contain proper proof of the Fund's eligibility to submit a proposal for inclusion in the Company's 2003 proxy statement.

In order to be eligible to submit a proposal, Rule 14a-8(b) provides, among other things, that the Fund must have continuously held at least $2,000 in market value, or 1%, of the Company's ordinary shares for at least one year by the date the Fund submitted the proposal. The records of the Company and The Bank of New York, the transfer agent for the Company's ordinary shares, do not indicate that the Fund is currently a record holder of the Company's ordinary shares.

As a beneficial owner, the Fund may prove its eligibility to submit a proposal for inclusion in the Company's 2003 proxy statement by submitting to the Company a written statement from the record holder of the Company's ordinary shares (usually a broker or bank) verifying that, at the time the Fund submitted its proposal, the Fund continuously held the requisite number of the Company's ordinary shares for at least one year.

Pursuant to Rule 14a-8(f), the Fund's response to this notice must be postmarked or transmitted electronically no later than 14 calendar days from the date of receipt of this notice. If the Fund does not respond within that time frame, the Company intends to exclude the Fund's proposal from the Company's 2003 proxy statement.

(713) 232-7600 FAX (713) 232-7608 OFFICE ebrown@houston.deepwater.com

Please note that the Company reserves its right to object to the Fund's proposal for any other reason permitted under Rule 14a-8, a copy of which is enclosed for your review.

Very truly yours,

TRANSOCEAN INC.

Eric B. Brown
Senior Vice President, General Counsel
and Corporate Secretary

Enclosure

CODE OF FEDERAL REGULATIONS
TITLE 17--COMMODITY AND SECURITIES EXCHANGES
CHAPTER II--SECURITIES AND EXCHANGE COMMISSION
PART 240--GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A--RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATION OF PROXIES

Current through October 18, 2002; 67 FR 64512

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings

held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[41 FR 53000, Dec. 3, 1976, as amended at 43 FR 58530, Dec. 14, 1978; 44 FR 68456, 68770, Nov. 29, 1979; 48 FR 38222, Aug. 23, 1983; 50 FR

48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29119, May 28, 1998; 63 FR 50622, Sept. 22, 1998]

<General Materials (GM) - References, Annotations, or Tables>

17 C. F. R. § 240.14a-8

17 CFR § 240.14a-8

END OF DOCUMENT

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

RECEIVED
DEC 2 3 2002
LEGAL DEPARTMENT

December 18, 2002

By Facsimile
713-232-7600

Eric Brown
Transocean Inc.
PO Box 2765
Houston, TX 77252

Re: AFL-CIO Reserve Fund Shareholder Proposal

Dear Mr. Brown:

I am writing in response to your letter dated December 10, 2002. On December 13, 2002, the Amalgamated Bank, custodian for the AFL-CIO Reserve Fund, sent a letter confirming that the Fund has continuously held 200 shares of Transocean Inc. common stock for at least one year preceding the proposal submission date. I have enclosed a copy of this letter for your reference. If you have further concerns regarding this proposal, please contact me at (202) 637-3900.

Sincerely,

Dieter Waizenegger
Research Analyst
Office of Investment

Enclosure

Amalgamated Bank
America's Labor Bank

December 13, 2002

Eric B. Brown
Secretary
Transocean Inc.
4 Greenway Plaza
Houston, TX 77046

Re: Transocean Inc. - AFL-CIO Reserve Fund

Dear Mr. Brown:

This letter confirms the fact that the AFL- CIO Reserve Fund held 200 shares of Transocean Inc. common stock for the period 12/28/01 through the present date. The fund intends to hold the shares through the 2003 annual shareholders' meeting.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Transocean Inc.
Incoming letter dated January 7, 2003

The proposal relates to changing Transocean's jurisdiction of incorporation.

There appears to be some basis for your view that Transocean may exclude the proposal under 14a-8(f). We note that the proponent has not provided a statement from the record holder sufficiently evidencing continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Transocean omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Alex Shukhman
Attorney-Advisor